Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **11/15/17**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

17002514

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Associate General Counsel, Cboe EDGX Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Joanne Moffic-Silver
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/15/17 (MM/DD/YY)

Cboe EDGX Exchange, Inc.
(Name of Applicant)

By: [signature] (Signature)

Anders Franzon, SVP, Associate General Counsel
(Printed Name and Title)

Subscribed and sworn before me this 15th day of November (Month) 2017 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

SEC
Mail Processing
Section

NOV 17 2017

Washington DC
406

November 15, 2017

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGX Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe EDGX Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Associate General Counsel

Enclosures

Securities and Exchange Commission
Trading and Markets

NOV 20 2017

RECEIVED

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Data Agreement, Data Feed Order Form and System Description, List of Affiliates, Subscriber Agreement, External Controlled Data Distributor Trial Addendum, U.S. Market Data Policies

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Cboe Global Markets
U.S. Market Data Agreement

This Cboe Global Markets U.S. Market Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between CDS and Data Recipient. This Agreement is supplemented by the Market Data Policies, applicable Regulatory Requirements, Fee Schedules, CDS Specifications and other documents incorporated by reference, available on Cboe Global Markets' website or successor website (the "**Website**"), and any Additional Agreements executed by the parties, as may be amended, modified, or supplemented from time to time, that together form the entire agreement between the parties hereto. Capitalized terms used but not defined in this Agreement are defined in the Market Data Policies, Regulatory Requirements, or Fee Schedules.

1. Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below:

"Additional Agreements" means any additional terms and conditions or agreements entered into in writing by Data Recipient with CDS or any of its predecessors or affiliates relating to the subject matter hereof.

"Authorized User" means an individual user (an individual natural Person) uniquely identified (by user ID and confidential password or other unambiguous method reasonably acceptable to CDS) and authorized (by Data Recipient or an External Subscriber or Internal Subscriber) to access Exchange Data supplied to Data Recipient.

"Cboe Global Markets" means Cboe Global Markets, Inc. and any successor organization to Cboe Global Markets, Inc.

"CDS" means Cboe Data Services, LLC, a Delaware limited liability company, with its principal offices at 400 South LaSalle Street, Chicago, Illinois 60605.

"CDS Indemnified Parties" means, collectively, CDS, its affiliates and third party information providers, and its and their respective owners, officers, directors, employees, contractors and agents.

"CDS Specifications" means the written specifications, as may be amended, modified, or supplemented from time to time, with which Data Recipient's system must comply.

"Claims and Losses" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" means fees charged specifically for connecting to an Exchange, directly or indirectly, in order to receive Exchange Data.

"Controls" means any of Data Recipient's systems, rules, procedures, authorizations and policies that, when taken together and to the satisfaction of CDS: (a) record and identify all authorized access to Exchange Data, and (b) prevent any unauthorized access to Exchange Data, or identify and record unauthorized access and facilitate proper action.

"Data Fees" means fees other than Connectivity Fees charged pursuant to this Agreement in connection with the use or redistribution of Exchange Data.

"Data Recipient" means the party that has executed this Agreement with CDS referenced below, and its affiliates as identified in writing to CDS, that (a) receive and use Exchange Data for internal purposes, and/or (b) receive and distribute Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Regulatory Requirements.

"Data Recipient Indemnified Parties" means, collectively, Data Recipient and its affiliates, and its and their respective owners, officers, directors, employees, contractors and agents.

"Data Recipient Invoiced Subscribers" means any Data Users for which Data Recipient is required to pay Data Fees to CDS pursuant to this Agreement.

"Data User" means any Person that receives Exchange Data from Data Recipient, including, without limitation, an Authorized User.

"Device" means any computer, workstation, server, or other item of equipment, fixed or portable, that receives, accesses, processes, and/or displays Exchange Data in visual, audible or other form. A Device is deemed to receive Exchange Data if the Device is entitled by Controls operated by Data Recipient or an Internal Subscriber or External Subscriber.

"Exchange" and **"Exchanges"** means, individually or collectively, any subsidiary currently operated by Cboe Global Markets or a subsidiary of Cboe Global Markets, and any other subsidiary hereinafter created or acquired by Cboe Global Markets or a subsidiary of Cboe Global Markets.

"Exchange Data" means certain data and other information: (a) disseminated by a System relating to securities or other financial instruments, products, vehicles, currencies, or other means; or (b) related to Persons regulated by an Exchange or to activities of an Exchange; or (c) gathered by CDS from other sources, in each case (other than foreign currency trading data) sourced by CDS within the U.S.

"External Subscriber" means any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Fee Schedule" means an applicable CDS or Exchange Fee Schedule, as in effect from time to time.

"Internal Subscriber" means any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"ISV" or "**Independent Software Vendor"** has the meaning set forth in the Rules of Cboe Futures Exchange, LLC.

"Market Data Policies" means such policies with respect to use and/or distribution of Exchange Data as CDS or its affiliates may adopt and make publicly available from time to time.

"Member" means, collectively, any Member, participant, Trading Permit Holder, Trading Privilege Holder or user of an Exchange, as applicable.

"Person" means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" means an entity other than CDS from which Data Recipient or any other Data User receives Exchange Data, which entity cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Regulatory Requirements" means (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations of the Exchanges; (c) the Exchanges' decisions, Market Data Policies, interpretations, user guides, operating procedures, specifications (including without limitation the CDS Specifications), requirements and other documentation that is regulatory or technical in nature published on the Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other legal or regulatory requirements.

"Subscriber Agreement" means any agreement that CDS or its affiliates may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" means any system CDS or its affiliates have developed for creation and/or dissemination of Exchange Data.

"System Description" means any written description of Data Recipient's system for receiving, storing, processing, using, entitling, transmitting and disseminating Exchange Data that is provided to and approved by CDS.

"User Agreement" means an agreement (either via a written contract or via Exchange rules applicable to Members) by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange, as such agreement may be amended, modified, or supplemented from time to time.

2. **Exchange Users.** All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a Member, then Data Recipient expressly acknowledges and agrees that: (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a Member; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchanges to enforce compliance with, or impose sanctions for violations of, applicable Regulatory Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on an Exchange in accordance with applicable Regulatory Requirements.

3. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by CDS and not for any purpose inconsistent with the terms of this Agreement.

4. **License.** CDS hereby grants to Data Recipient a limited, worldwide, non-exclusive, non-transferable (except as provided in Section 20), revocable license permitting Data Recipient and its affiliates, during the term of this Agreement, to: (a) receive, store, process, commingle, and use for their own internal purposes any Exchange Data received (i) directly from CDS; or (ii) from another authorized Exchange Data provider that has entered into a Cboe Global Markets U.S. Market Data Agreement with CDS, such as an extranet service provider, ISV or other Redistributor, and (b) distribute such Exchange Data to any Person that is (i) an External Subscriber that has entered into a Subscriber Agreement, (ii) another authorized Person that has entered into a Cboe Global Markets U.S. Market Data Agreement with CDS and an agreement with Data Recipient, or (iii) otherwise authorized in writing by CDS, either individually or as a member of a category, to receive access to Exchange Data, in each case in accordance with the terms of this Agreement and Regulatory Requirements, as may be amended, modified, or supplemented from time to time. Data Recipient shall not use, or permit any third party to use, Exchange Data for the creation or calculation of any index or similar work or in connection with the creation of any financial instrument or investment product, except as otherwise set forth in the Market Data Policies or otherwise authorized in writing by CDS or a CDS affiliate or, with respect to any Exchange Data owned by a third party, the applicable provider of such Exchange Data.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, storing, processing, using, entitling, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and its Data Users are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Regulatory Requirements. Any use or distribution of the Exchange Data by Data Recipient and its Data Users, including, but not limited to, reprocessing or creating derived data or services, unless expressly described in Data Recipient's System Description and approved by CDS, is prohibited. Data Recipient acknowledges and represents that it shall not use or distribute the Exchange Data at any time in contravention of Regulatory Requirements, including, and without limitation, the restrictions on the display or other distribution of information as set forth in Section 603(c) of Regulation NMS and Section 5.2(c)(iii) of the Options Price Reporting Authority ("OPRA") Plan if applicable.

Should Data Recipient intend to make any material change to its service and/or systems for use and/or distribution of the Exchange Data (including, but not limited to, redistribution and reproduction) not then described in Data Recipient's System Description, Data Recipient may only do so with CDS' prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. CDS shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from CDS in accordance with this Section 4. Data Recipient is not required to notify CDS of non-material changes to its System Description.

5. **Record Retention by Data Recipient.** Data Recipient shall maintain complete and accurate records relating to the use and distribution of Exchange Data in accordance with Regulatory Requirements and other such information as CDS from time to time may reasonably request in writing.

6. **Reporting.** Data Recipient shall comply with Regulatory Requirements relating to usage reporting, such as reporting Data Users, Devices and other units of count as specified in the Market Data Policies.

7. **Proprietary Nature of Exchange Data.** CDS represents that Exchange Data and the System constitute valuable property of CDS and the Exchanges. Data Recipient expressly acknowledges and agrees that, as between CDS and Data Recipient, CDS has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of the Exchanges; (b) relates to activities that are regulated or operated by one or more of the Exchanges; (c) CDS derives from Exchange Data that originates on or relates to any of the Exchanges; and (d) is a compilation of information and data that CDS gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between CDS and Data Recipient, be and remain the sole and exclusive property of CDS. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by CDS, its licensors, licensees, transferees and assignees, of their proprietary or other rights in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers that provide information, goods and services to CDS in connection with the creation of Exchange Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly Data Recipient rights under this Agreement with respect to Exchange Data including or based on such third party information and data is subject to requirements imposed by the subject provider from time to time, notwithstanding terms and conditions of this Agreement to the contrary. CDS makes no proprietary claim to information or data permitted to be derived from Exchange Data by Data Recipient pursuant to this Agreement that do not display, represent or recreate any Exchange Data, or readily allow Exchange Data to be recalculated.

8. **Protection of Exchange Data.** Data Recipient agrees to use commercially reasonable efforts to prevent any Person from obtaining Exchange Data through its equipment or facilities, except as authorized hereunder or in an Additional Agreement. In the event Data Recipient has reason to believe any Exchange Data is being obtained by an unauthorized Person from Data Recipient, or its affiliates or Data Users, Data Recipient agrees to use commercially reasonable efforts to ascertain the source from which, and the manner in which, the same is being obtained and to promptly inform and cooperate with CDS fully with respect thereto. During the term of this Agreement, Data Recipient shall maintain effective Controls for any part of Data Recipient's service for which Data Recipient controls access to Exchange Data.

9. **Right to Deny Use or Distribution.** CDS retains the right to direct Data Recipient to terminate any use or distribution of Exchange Data for any reason or no reason, in which event CDS shall notify Data Recipient and Data Recipient shall cease using and/or distributing Exchange Data as directed by CDS as soon as commercially practicable.

10. **Use of Name.** CDS shall not: (a) advertise or publicly announce that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its Website displays, without the prior written consent of Data Recipient.

11. **Right to Audit.** During the term of this Agreement and for a period of 12 months thereafter, Data Recipient shall allow CDS or its appointed agent to inspect Data Recipient's records and systems to verify that internal use and/or distribution of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received) has been in accordance with this Agreement, the Market Data Policies and Regulatory Requirements.

12. **Qualification Requirements; Data Recipient Indemnification.** Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to Data Users that, at the time of receipt thereof, are of a type qualified (as set forth in applicable Regulatory Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that CDS may have different qualification requirements for different Data Users. Data Recipient shall defend, indemnify and hold harmless the CDS Indemnified Parties and any third parties that provide information, goods, and services to CDS in connection with the creation of Exchange Data from Claims and Losses based on or related to Exchange Data received by Data Recipient (including without limitation, any Exchange Data received, used and/or distributed by Data Recipient) arising from Data Recipient's election to distribute Exchange Data to such Data User or Person without an executed Subscriber Agreement with such Data User or Person.

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and CDS (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from CDS of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to CDS. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then CDS will request all Data Recipients to cease providing Exchange Data to such Data User.

13. Warranty; Disclaimers; Modifications. CDS represents and warrants that it has the right to grant the rights herein granted to Data Recipient. CDS represents and warrants that the Exchange Data that it makes available to Data Recipient hereunder will be equivalent to the Exchange Data it makes available to other Persons entering into a Cboe Global Markets U.S. Market Data Agreement that are subscribing to the same Exchange Data through the same Exchange Data service. Notwithstanding the foregoing, Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by CDS to continue: (a) to make Exchange Data, the System, or any aspect of either, available in the present form or configuration or under the current CDS Specifications; or (b) to use existing communications facilities. In addition, CDS, in its sole discretion, may make modifications, additions, and/or deletions to Exchange Data, the System, or any aspect of either, including its communications facilities. CDS will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

14. Fees. Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period, in accordance with the applicable Fee Schedules. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by CDS to Data Recipient. Subject to Regulatory Requirements, CDS reserves the right to change fees stated in a Fee Schedule, including Connectivity Fees and Data Fees, applicable to Data Recipient. CDS will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to the Website) of any changes to Connectivity Fees. CDS will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to the Website) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any change of Connectivity Fees or Data Fees shall constitute acceptance of such changes by Data Recipient.**

Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for which Data Recipient is responsible for the charges. Data Recipient may choose to pay CDS any charges due on behalf of any Data User. Upon Data Recipient's payment to CDS on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of CDS to recover such charges. Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of CDS) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision, use or distribution of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due CDS, then such fees due from Data Recipient to CDS shall be increased so that the net amount actually received by CDS after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed.

15. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to CDS or by CDS on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by CDS in the event that (a) Data Recipient is not permitted or not able to receive or CDS is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient's actions or omissions result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty, certification or other provision of this Agreement, which is material to CDS for regulatory, commercial or other reasons, after CDS has notified Data Recipient in writing that such action constitutes a default or breach hereunder and has not been cured within 30 days of receipt of such notification by CDS; or (d) CDS, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this

Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to CDS's interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 5 - 8, 10-19, 21, 22, 24-27, and 29. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

16. Confidentiality. Under this Agreement, CDS (and any CDS designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that CDS or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of CDS or its affiliates (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with the disclosing party in every reasonable way to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, CDS (or an CDS affiliate) or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of the Exchanges or over Data Recipient or any judicial or government order; (b) necessary to fulfill any CDS (or CDS affiliate) or Data Recipient regulatory responsibility, including any responsibility over Members and associated Persons under the Act; or (c) necessary for CDS (or an CDS affiliate) or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 16 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

CDS shall not disclose its audit findings to any third parties (other than to its affiliates and to CDS' and its affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent CDS from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

17. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Except to the extent of fraud or willful misconduct by CDS, or a claim arising out of CDS' indemnification or confidentiality obligations set forth herein, CDS Indemnified Parties shall not be liable to Data Recipient or its affiliates, or to any other Person, for Claims and Losses related to the Exchange Data, including for any inaccurate or incomplete Exchange Data received from CDS or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND CDS SPECIFICATIONS, ARE BEING PROVIDED "AS IS." EXCEPT AS EXPRESSLY SET FORTH IN SECTION 13, DATA RECIPIENT ACKNOWLEDGES THAT CDS INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT TO THE EXTENT OF FRAUD OR WILLFUL MISCONDUCT BY CDS, CDS INDEMNIFIED PARTIES SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY OTHER PERSON, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF CDS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT INDEMNIFIED PARTIES SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

18. Indemnification by Data Recipient. Data Recipient and its affiliates agree to indemnify, defend, and hold harmless CDS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against CDS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of a Data User to comply with the terms and conditions of any CDS required agreement for Exchange Data if Data Recipient has failed to notify CDS in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a Cboe Global Markets U.S. Market Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any CDS Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a Cboe Global Markets U.S. Market Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; and (e) any claim by any third party that the use of Data Recipient's service (except the Exchange Data) infringes any U.S. copyright, patent, trademark, trade secret or other intellectual property right; provided that: (i) CDS promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon CDS's request, shall inform CDS of the status of any proceedings or negotiations; and (iii) CDS reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of CDS Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the CDS Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects CDS Indemnified Parties to any obligation in addition to those set forth herein. CDS shall use all reasonable efforts to mitigate its loss, damage, costs, and expense. Any costs recovered in a settlement will be for the account of Data Recipient.

19. Indemnification by CDS. CDS agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any U.S. copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies CDS in writing of any claim, action, or allegation; however, failure to promptly notify CDS of a claim shall not relieve CDS of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of CDS; (b) CDS shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. CDS, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein. Data Recipient shall use all reasonable efforts to mitigate its loss, damage, costs, and expense. Any costs recovered in a settlement will be for the account of CDS.

CDS shall not have the obligation to indemnify, defend and hold harmless Data Recipient Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any CDS Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the System, Exchange Data, or any CDS Specifications after CDS notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any CDS Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or CDS Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by CDS, Exchange Data, or any CDS Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any CDS Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in CDS's reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any CDS Specifications is enjoined because of infringement or misappropriation, CDS may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any CDS Specifications; (ii) replace or modify the System, Exchange Data, or any CDS Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by CDS in accordance with this Section) or any third party.

This Section sets forth the entire liability of CDS and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by CDS.

20. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement in whole or in part without the prior written consent of CDS; provided, however, that CDS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement in its entirety to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchaser of all or substantially all of Data Recipient's assets, in each case without the prior written consent of CDS, provided that Data Recipient (i) is not currently in breach of this Agreement or delinquent in any fees owed to CDS hereunder and (ii) provides prior written notice to CDS. CDS may require the assignee to sign a new agreement with CDS. CDS may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice to Data Recipient.

21. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay fees when due) caused by an event that is beyond the party's control; provided, however, that such party shall use commercially reasonable efforts to remedy the situation and resume performance as specified in this Agreement.

22. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

23. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

24. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between CDS and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict or inconsistency among this Agreement and the documents incorporated herein by reference with respect to the use or distribution of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) Regulatory Requirements; (b) applicable Fee Schedules; (c) this Agreement; (d) the applicable System Description; (e) the User Agreement; and (f) Additional Agreements, if any.

Except as may otherwise be set forth in this Agreement, CDS or its affiliates may amend this Agreement, the Subscriber Agreement and the Market Data Policies on 60 days' prior written notice to Data Recipient, and any receipt or use of

Exchange Data after such date is deemed acceptance. The means of notifying Data Recipient of such amendment may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the Website upon written notice to Data Recipient.

No failure on the part of CDS or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

25. Notices. Any notice given pursuant to this Agreement shall be in writing. Notice to Data Recipient may be given by nationally recognized overnight courier service to the address for Data Recipient on file with CDS or by email to the email address for Data Recipient on file with CDS. Notice to CDS may be given by the same means to the address or email address of CDS set forth in the Market Data Policies. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt.

26. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state or federal courts located in the County of Cook in the State of Illinois, and each party hereby submits to the jurisdiction of such courts.

27. Affiliates. Notwithstanding anything to the contrary in this Agreement, the Data Recipient may identify to CDS any affiliate that is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to CDS. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS CDS INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient. For the avoidance of doubt, any affiliate of Data Recipient that is not identified by Data Recipient to CDS under this provision shall not be entitled to exercise the rights of Data Recipient set forth herein, and Data Recipient shall ensure that no such affiliate receives any Exchange Data from Data Recipient under the terms hereof.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with Data Recipient, where control means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

28. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

29. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

30. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________	Cboe Data Services, LLC
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________	Title: ______________________
	Date: ______________________

Cboe Global Markets
Exchange Data Order Form and System Description

☐ Initial Form ☐ Amended Form ☐ Add/Remove Data Feed Subscription

DATA RECIPIENT INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BILLING ADDRESS			
Address of Billing Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		**BILLING CONTACT***	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
MARKET DATA ADMINISTRATOR**		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

***The Billing Contact will be assigned a web log-in to manage the Data Recipient's monthly invoices via the Website.**
****The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting.**

How will you receive Cboe data?
☐ Directly from Cboe or via an Extranet (complete Connectivity Section A)
☐ Through one or more Market Data Vendors (complete Connectivity Section B)
☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – SECTION A

Data Center Location: ☐ Primary – Secaucus ☐ Secondary – Chicago ☐ PoP - Weehawken

Connection Type:

☐ New ☐ Existing

☐ Direct Connection (Co-Lo / Long Haul) ☐ 1G ☐ 10G ☐ Other: ____________ Protocol ☐ Multicast ☐ TCP

☐ Extranet Service Provider

☐ NYSE (SFTI) ☐ SAVVIS, Inc.
☐ Options-IT ☐ Other: ______________________________

CONNECTIVITY – SECTION B

Please identify all Vendors through which you will receive Cboe Market Data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

U.S. Equities

BZX U.S. Equities Exchange (BZX Equities)

Data Feed	Add	Remove	Digital Media License***	Enterprise License***	Real-Time	Historical	Effective Date
BZX Depth (Multicast or TCP)	☐	☐	☐	☐	☐	☐	
BZX Top	☐	☐	☐	☐	☐	☐	
BZX Auctions	☐	☐			☐	☐	
BZX Last Sale	☐	☐	☐	☐	☐	☐	
BZX Book Viewer	☐	☐	☐	☐	☐	☐	
BZX Summary Depth	☐	☐	☐	☐	☐	☐	

BYX U.S. Equities Exchange (BYX Equities)

Data Feed	Add	Remove	Digital Media License	Enterprise License	Real-Time	Historical	Effective Date
BYX Depth	☐	☐	☐	☐	☐	☐	
BYX Top	☐	☐	☐	☐	☐	☐	
BYX Last Sale	☐	☐	☐	☐	☐	☐	
BYX Book Viewer	☐	☐	☐	☐	☐	☐	
BYX Summary Depth	☐	☐	☐	☐	☐	☐	

EDGX U.S. Equities Exchange (EDGX Equities)

Data Feed	Add	Remove	Digital Media License	Enterprise License	Real-Time	Historical	Effective Date
EDGX Depth	☐	☐	☐	☐	☐	☐	
EDGX Depth Attributed	☐	☐			☐		
EDGX Top	☐	☐	☐	☐	☐	☐	
EDGX Last Sale	☐	☐	☐	☐	☐	☐	
EDGX Book Viewer	☐	☐	☐	☐	☐		
EDGX Summary Depth	☐	☐	☐	☐	☐	☐	

EDGA U.S. Equities Exchange (EDGA Equities)

Data Feed	Add	Remove	Digital Media License	Enterprise License	Real-Time	Historical	Effective Date
EDGA Depth	☐	☐	☐	☐	☐	☐	
EDGA Top	☐	☐	☐	☐	☐	☐	
EDGA Last Sale	☐	☐	☐	☐	☐	☐	
EDGA Book Viewer	☐	☐	☐	☐	☐		
EDGA Summary Depth	☐	☐	☐	☐	☐	☐	

Aggregated U.S. Equities Feeds

Data Feed	Add	Remove	Digital Media License	Enterprise License	Real-Time	Historical	Effective Date
Cboe One Summary (Multicast or TCP)	☐	☐	☐	☐	☐	☐	
Cboe One Premium (Multicast or TCP)	☐	☐	☐	☐	☐	☐	
Cboe ETF Implied Liquidity	☐	☐			☐	☐	

***Digital Media and Enterprise Licenses apply only to Exchange Top, Last Sale, Book Viewer, Summary Depth, and Cboe One.

Options

Cboe Options Exchange (Cboe Options)

Data Feed	Add	Remove	Display Only License	Enterprise License	Real-Time	Historical	Effective Date
Cboe Book Depth	☐	☐	☐		☐	☐	
Cboe BBO	☐	☐	☐		☐	☐	

DATA FEED SUBSCRIPTION / CHANGE REQUEST (continued)

Options (continued)

Cboe Options Exchange (Cboe Options)

Data Feed	Add	Remove	Display Only License	Enterprise License	Real-Time	Historical	Effective Date
Cboe COB	☐	☐	☐		☐	☐	
Cboe FLEX	☐	☐	☐		☐	☐	

C2 Options Exchange (C2 Options)

Data Feed	Add	Remove	Display Only License	Enterprise License	Real-Time	Historical	Effective Date
C2 Book Depth	☐	☐	☐		☐	☐	
C2 BBO	☐	☐	☐		☐	☐	
C2 COB	☐	☐	☐		☐	☐	

BZX Options Exchange (BZX Options)

Data Feed	Add	Remove	Digital Media License	Enterprise License	Real-Time	Historical	Effective Date
BZX Options Depth	☐	☐		☐	☐	☐	
BZX Options Top	☐	☐			☐	☐	

EDGX Options Exchange (EDGX Options)

Data Feed	Add	Remove	Digital Media License	Enterprise License	Real-Time	Historical	Effective Date
EDGX Options Depth	☐	☐		☐	☐	☐	
EDGX Options Top	☐	☐			☐	☐	
EDGX Options Auction	☐	☐			☐	☐	
EDGX Options Complex Depth	☐	☐			☐	☐	
EDGX Options Complex Top	☐	☐			☐	☐	
EDGX Options Complex Auction	☐	☐			☐	☐	

Futures

Cboe Futures Exchange (CFE)

Data Feed	Add	Remove	Ancillary License****	Enterprise License*****	Real-Time	Historical	Effective Date
CFE Surface Quote	☐	☐	☐	☐	☐	☐	
CFE Book Depth	☐	☐	☐	☐	☐	☐	

****CFE Ancillary License can include Service Facilitator License, ISV License, News Service License, Television Display License, Spread Bet Contract and CFD License, and Unlimited Bulk Data Feed Distribution. Please identify the license type you are applying for in the System Description below.

*****CFE Enterprise License applies only to Non-Professionals.

SYSTEM DESCRIPTION

Please provide a complete description of any/all applicable systems which make use of Cboe data, including the system name(s).

Name/Version of System which makes use of Cboe Data: ______________________

Name/Version of Entitlement System used to control access: ______________________

Please provide descriptions of any/all systems which make use of Cboe Data, and applicable Entitlement System(s):

DISTRIBUTION TYPE

Internal Distribution: Will your organization use Cboe data internally? ☐ Yes ☐ No

Affiliates: Will your organization distribute Cboe data to Affiliates******? ☐ Yes ☐ No
If yes, please complete the Cboe Global Markets List of Affiliates.

********Affiliate** shall include any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with such party, where control means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

External Distribution: Will your organization distribute Cboe data externally? ☐ Yes ☐ No
If yes, which type of External Distribution is your firm applying for? ☐ Controlled ☐ Uncontrolled or ☐ Both

Please provide information for any Data Feed Subscribers receiving an Uncontrolled Distribution of Cboe data from your organization in the following section, if applicable. If not currently providing an Uncontrolled Distribution of Cboe data, please skip to the next section.

DATA FEED SUBSCRIBER INFORMATION

Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:		Fax:

DATA FEED SUBSCRIBER INFORMATION

Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:		Fax:

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Dissemination of Cboe Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:____

I certify that the information provided within the System Description is accurate.

____

Signature of Data Recipient Authorized Representative

____

Title

____

Printed Name

____

Date

Cboe Global Markets
List of Affiliates

This List of Affiliates is for the Cboe Global Markets U.S. Market Data Agreement (the "Data Agreement"). Capitalized terms used and not defined in this List of Affiliates shall have the respective meanings set forth in the Data Agreement.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY CDS INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by CDS unless CDS notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

**Attach additional page(s) as necessary.*

I certify that the information provided on this List of Affiliates is complete and accurate.

____

Data Recipient Name

____________________________________ __________________________

Signature of Data Recipient Authorized Representative Title

____________________________________ __________________________

Printed Name Date

Cboe Global Markets
Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by Cboe Data Services, LLC ("CDS") or its affiliates, is void.

This Cboe Global Markets Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Cboe Global Markets" means Cboe Global Markets, Inc. and any successor organization to Cboe Global Markets, Inc.

"CDS Indemnified Parties" means, collectively, CDS, its affiliates and third party information providers, and its and their respective owners, officers, directors, employees, contractors and agents.

"Claims and Losses" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange" and **"Exchanges"** means, individually or collectively, any subsidiary currently operated by Cboe Global Markets or a subsidiary of Cboe Global Markets, and any other subsidiary hereinafter created or acquired by Cboe Global Markets or a subsidiary of Cboe Global Markets.

"Exchange Data" means certain data and other information: (a) disseminated by a System relating to securities or other financial instruments, products, vehicles, currencies, or other means; or (b) related to Persons regulated by an Exchange or to activities of an Exchange; or (c) gathered by CDS from other sources, in each case (other than foreign currency trading data) sourced by CDS within the U.S.

"Non-Professional Subscriber" means a natural person or qualifying trust that uses Data only for personal purposes and not for any commercial purpose and, for a natural person who works in the United States, is not: (i) registered or qualified in any capacity with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt; or, for a natural person who works outside of the United States, does not perform the same functions as would disqualify such person as a Non-Professional User if he or she worked in the United States.

"Person" means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" means all other Persons who do not meet the definition of Non-Professional Subscriber.

"Regulatory Requirements" means (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations of the Exchanges; (c) the Exchanges' decisions, policies, interpretations, user guides, operating procedures, specifications, requirements and other documentation that is regulatory or technical in nature published on Cboe Global Markets' website or successor website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other legal or regulatory requirements.

"Subscriber" means, collectively, all Non-Professional Subscribers and Professional Subscribers.

"System" means any system CDS or its affiliates have developed for creation and/or dissemination of Exchange Data.

"Vendor" means "Data Recipient," as that term is defined in the Cboe Global Markets U.S. Market Data Agreement, as may be modified from time to time.

"Vendor's Service" means the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. Use of Data. Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any Regulatory Requirements. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

Use by Non-Professional Subscribers. Exchange Data is licensed only for personal, non-commercial use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and CDS that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from CDS, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature or during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to CDS, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. Proprietary Data. CDS grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and Regulatory Requirements. Subscriber acknowledges and agrees that CDS and its affiliates have proprietary rights to Exchange Data that (a) originates on or relates to trading on any of the Exchanges; (b) relates to activities that are regulated or operated by one or more of the Exchanges; (c) CDS derives from Exchange Data that originates on or relates to any of the Exchanges; and (d) is a compilation of information and data that CDS gathers from other sources. Subscriber further acknowledges and agrees that CDS' third party information providers may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly Subscriber's rights under this Agreement with respect to Exchange Data including or based on such third party information and data is subject to requirements imposed by the subject provider from time to time, notwithstanding terms and conditions of this Agreement to the contrary. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, CDS or its affiliates or third party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. Payment. Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or CDS (except for U.S. federal, state, or local incomes taxes, if any, imposed on CDS) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Service for failure to make payments shall not be considered an improper limitation of access by CDS. For Professional Subscribers, if any payment is due directly to CDS under this Agreement, payment in full is due CDS in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay CDS any applicable late fees on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. System. Subscriber acknowledges that CDS, in its sole discretion, may from time to time make modifications additions, and/or deletions to the System or Exchange Data or any aspect of either. Such modifications additions, or deletions may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. CDS shall not be responsible for any such effects. CDS does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. Limitation of Liability.

CDS Indemnified Parties shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from CDS or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve CDS, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

CDS, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. Disclaimer of Warranties. SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT CDS INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third Party Information Providers' Limitation of Liability. CDS' third party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by CDS' third party information providers, even if the third party information providers have been advised of the possibility of such damages. In no event will the liability of the third party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless CDS Indemnified Parties from any and all Claims and Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, CDS shall be permitted to solely defend and settle) another party (including CDS) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims and Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims and Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims and Losses.

10. Termination. Subscriber acknowledges that CDS, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to CDS. Any affected Person will have available to it such procedural protections as are provided by applicable Regulatory Requirements. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by CDS upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by a regulatory authority having jurisdiction over CDS or a CDS affiliate, CDS may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by CDS or Vendor.

11. Notices. All communications required to be given in writing to CDS under this Agreement shall be directed to:

Cboe Data Services, LLC
17 State Street, 31st Floor
New York, NY 10004
Attention: Market Data Services
Email: marketdata@cboe.com

With a copy to: legalnotices@cboe.com

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on Cboe Global Markets' website or successor website. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement in whole or in part (including by operation of law) without the prior written consent of CDS, provided, however, that CDS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement in its entirety to an affiliate or subsidiary without the prior written consent of CDS, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to CDS. CDS may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

14. **Entire Agreement; Amendment; Waiver.** This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between CDS and Subscriber. CDS may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any receipt or use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of CDS or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. **Governing Law; Venue.** This Agreement will be governed by and interpreted in accordance with the internal laws of the State of Illinois, USA without giving effect to any choice or conflict of law provision or rule. Subscriber hereby submits to the jurisdiction of the state and federal courts located in the County of Cook in the State of Illinois for the resolution of any dispute arising under this Agreement.

16. **Headings.** Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. **Third Party Beneficiary.** Vendor and Subscriber hereby designate CDS as a third party beneficiary of this Agreement, having the right to enforce any provision herein.

18. **Cumulative Remedies.** Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties or otherwise.

19. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. Individual Subscriber Information

Subscriber Name:______________________________

Signature:______________________________ Date:____________

Subscriber Status: ☐ **Professional** ☐ **Non-Professional***

To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.

B. Organizational Subscriber Information

Subscriber Organization Name:______________________________

Representative Name:______________________________ Title:____________

Signature:______________________________ Date:____________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. CDS may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name:______________________________

Representative Name:______________________________ Title:____________

Signature:______________________________ Date:____________

**The Representative must be authorized in writing by Vendor to execute the Agreement. CDS may request documentation evidencing this authority.*

Cboe Global Markets
External Controlled Data Distributor Trial Addendum

This Cboe Global Markets External Controlled Data Distributor Trial Addendum (this "Addendum") amends and supplements the Cboe Global Markets U.S. Market Data Agreement (including any amendments thereto, the "Data Agreement") entered into between Cboe Data Services, LLC, a Delaware limited liability company ("CDS"), and the External Controlled Data Distributor referenced below ("ECDD"). Capitalized terms used and not defined in this Addendum shall have the respective meanings set forth in the Data Agreement.

A. ECDD qualifies as an External Controlled Data Distributor, as specified in the Cboe Global Markets U.S. Market Data Policies (as may be amended by CDS in its discretion from time to time, the "Policies").

B. ECDD desires to offer Exchange Data to Data Users on a trial basis.

C. CDS is willing to permit such distribution of Exchange Data to Data Users on a trial basis, subject to the terms and conditions of this Addendum.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CDS and ECDD agree as follows:

1. **Trial.** ECDD may provide Exchange Data to Data Users on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Policies.

2. **Disclaimer and Limitation.** ECDD ACKNOWLEDGES AND AGREES THAT (A) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (B) AS BETWEEN CDS AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (C) UNDER NO CIRCUMSTANCES SHALL CDS INDEMNIFIED PARTIES HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. **Indemnification.** ECDD shall indemnify and hold harmless CDS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against CDS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any distribution by ECDD of Exchange Data under this Addendum, and/or (b) any use of, inability to use, or reliance upon any Exchange Data by any Data User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. **Miscellaneous.** This Addendum amends and supplements the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their duly authorized officers.

External Controlled Data Distributor	**Cboe Data Services, LLC**
Firm: ______________________	Signature: ______________________
Signature: ______________________	Printed Name: ______________________
Printed Name: ______________________	Title: ______________________
Title: ______________________	Date: ______________________

Cboe Global Markets
U.S. Market Data Policies

Table of Contents

Cboe Global Markets

U.S. Market Data Policies

Under the terms of the Cboe Global Markets U.S. Market Data Agreement ("**Data Agreement**"), firms receiving Exchange Data must adhere to these Cboe Global Markets U.S. Market Data Policies (the "**Policies**"). These Policies cover the receipt, use, pricing, reporting, and distribution of Exchange Data. Unless otherwise specified, and except in the case of foreign currency trading data, references herein to "Exchange Data" refer to U.S. Exchange Data. For policies specific to the receipt, use, pricing, reporting, and distribution of European Exchange Data, including terminology and pricing unique to European Exchange Data, please refer to the Cboe Europe Market Data Policy available on the Cboe Europe website.

Cboe Data Services, LLC ("**CDS**") reserves the right to update these Policies from time to time and will communicate any updates to Data Recipients via email and the Website. All capitalized terms used herein that are not defined below are defined in the Data Agreement.

1 Definitions

Controlled Data Distributor – A Data Recipient that (i) provides Exchange Data to a Data User (either an Internal Subscriber or an External Subscriber) and (ii) controls the entitlements of and display of information to such Data User. If the Data User is either an employee of the Controlled Data Distributor or an employee of an Affiliate of the Controlled Data Distributor identified on the Cboe Global Markets List of Affiliates (*i.e.*, an Internal Subscriber), such Controlled Data Distributor is considered to be an "**Internal Controlled Data Distributor.**" If the Data User is not an employee of the Controlled Data Distributor or of an Affiliate thereof identified on the Cboe Global Markets List of Affiliates (*i.e.*, an External Subscriber), such Controlled Data Distributor is considered to be an "**External Controlled Data Distributor.**"

Data Feed Subscriber – Any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purposes of reporting usage or qualification.

Data Recipient – A third party that receives a data feed directly from CDS or through a third party that is an Uncontrolled Data Distributor and includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

Data User – Any Person that receives Exchange Data from Data Recipient.

Display Usage – The access to and/or use of Exchange Data by a Data User via a graphical user interface, application or other medium which displays Exchange Data.

Non-Display Usage – Any method of accessing an Exchange Data product that involves access or use by a machine or automated device without access or use of a display by a natural person or persons.

Non-Professional Data User – If working in the United States, a natural person who is not: (i) registered or qualified in any capacity with the Securities Exchange Commission, the Commodity Futures Trading Commission, any state securities agency, any securities exchange or association; any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 201(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that will require registration or qualification if such functions were performed for an organization not so exempt." Additionally, any natural person who works outside of the United States will also be considered a "Non-Professional Data User" if he or she is similarly situated as someone who would be considered a "Non-Professional Data User" in the United States.

Professional Data User - Any Data User other than a Non-Professional User.

Uncontrolled Data Distributor – A Data Recipient that is authorized by CDS to distribute Exchange Data externally to a customer that is not an Affiliate of Data Recipient where the Data Recipient does not control the entitlements of and display of information to such customer (*i.e.*, a "Data Feed Subscriber").

2 Display Requirements

Attribution

Each Data Recipient must identify CDS as the source of any Exchange Data through use of the Cboe name, or of the applicable Exchange – "**Cboe BZX Exchange**", "**Cboe BYX Exchange**", "**Cboe EDGA Exchange**", "**Cboe EDGX Exchange**", or "**Cboe FX**" – on applicable displays of Exchange Data. Distributors of Cboe Global Markets quote or last sale information to Data Users must provide a prominent attribution message on all displays, including wall boards, tickers, mobile devices, and audio announcements on voice response services. In the case of a ticker, the attribution message should be interspersed with the Exchange Data at least every 90 seconds.

Quote/Last Sale Information Source	Required Attribution Message
BZX Depth, BZX Top, BZX Last Sale, or BZX Summary Depth	Cboe BZX Real-Time Quote, Cboe BZX Real-Time Last Sale or Cboe BZX Real-Time Price
BYX Depth, BYX Top, BYX Last Sale, or BYX Summary Depth	Cboe BYX Real-Time Quote, Cboe BYX Real-Time Last Sale or Cboe BYX Real-Time Price
EDGX Depth, EDGX Top, EDGX Last Sale, or EDGX Summary Depth	Cboe EDGX Real-Time Quote, Cboe EDGX Real-Time Last Sale or Cboe EDGX Real-Time Price
EDGA Depth, EDGA Top, EDGA Last Sale, or EDGA Summary Depth	Cboe EDGA Real-Time Quote, Cboe EDGA Real-Time Last Sale or Cboe EDGA Real-Time Price
Cboe One	Cboe One Real-Time Quote, Cboe One Real-Time Last Sale or Cboe One Real-Time Price[1]
Cboe ETF Implied Liquidity	Cboe ETF Implied Liquidity Quote
Cboe FX US Depth	Cboe FX US Quote, Cboe FX US Rate
Cboe FX London Depth	Cboe FX London Quote, Cboe FX London Rate

If the Exchange Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Exchange Data as delayed (*e.g.*, "**Data Delayed 15 Minutes**"). Alternatives for Exchange Data attribution on displays may be permitted with the prior written approval of CDS if the alternative accurately and unambiguously describes the source of the Exchange Data. Requests for alternative attribution may be made via email to *marketdata@cboe.com*.

Marketing Materials

Each Data Recipient may use CDS' corporate name, the names of CDS' market data products, and the trademarks of Cboe set forth in the Brand Standards Manual available through contacting Market Data Services at *marketdata@cboe.com* in any marketing, publicity or advertising materials related to the business of the Data Recipient, *provided that* such use is solely for purposes of exercising Data Recipient's rights under the Data Agreement and is in compliance with the guidelines set forth in the Brand Standards Manual.

3 Record Retention Requirements

Each Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data and the administration of the Subscriber Agreement or equivalent, if applicable.

4 Data Recipient Approval Requirements

Each firm that is requesting Exchange Data must complete and submit to CDS the following: (i) Data Agreement, (ii) List of Affiliates (if applicable); (iii) Exchange Data Order Form and System Description; and (iv) Service Facilitator List (if applicable). The Exchange Data Order Form and System Description requires firms to provide key contact information, identify the desired feed(s) and a description of the system that makes use of Exchange Data internally or if you are distributing externally, a description of the service(s) and Exchange Data you plan to provide to Data Users.

Each completed Data Agreement, List of Affiliates (if applicable), Exchange Data Order Form and System Description, and Service Facilitator List (if applicable) should be emailed to *marketdata@cboe.com* for approval.

[1] Firms that distribute CTA consolidated volume must comply with the CTA Consolidated Volume Policy as provided on the CTA Plan website.

5 Distribution to Affiliates of Data Recipient

Any Data Recipient that distributes Exchange Data to one or more of its Affiliates must complete and submit the Cboe Global Markets List of Affiliates showing the Affiliate(s) receiving Exchange Data. An "**Affiliate**" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate.

One or more of the entities (each a "Connected Entity") that is part of the group comprised of the Data Recipient and the Affiliates listed on the List of Affiliates (collectively, the "Affiliate Group") is permitted to own connectivity with CDS to receive Exchange Data directly from CDS. Each Connected Entity shall be identified in writing to CDS. Any member of the Affiliate Group that also receives Exchange Data indirectly from another Data Recipient (in addition to a Connected Entity) that is an Uncontrolled Data Distributor is not required to complete and return to CDS a separate Data Agreement and Exchange Data Order Form and System Description. Rather that entity is bound by the same Data Agreement and other relevant documents executed by the applicable member of the Affiliate Group.

6 Uncontrolled Data Distributor Requirements

To become an Uncontrolled Data Distributor, the Data Recipient must describe, using the Exchange Data Order Form and System Description, its plan to distribute Exchange Data externally to any customer that is not an Affiliate of the Data Recipient.

Request Process

Uncontrolled Data Distributors are responsible for either (i) directing each prospective Data Recipient to download the required documents from the Website, or (ii) providing a hard copy of each required document to the prospective Data Recipient. Required documents include the following:

- Signed Data Agreement
- Completed and signed Exchange Data Order Form and System Description
- Completed and signed Cboe Global Markets List of Affiliates (if applicable)
- Completed and signed Cboe Global Markets Service Facilitator List (if applicable)

Approval Process

After the required documents have been completed, the prospective Data Recipient must submit the required documents to CDS (as described above) for approval. CDS will review the documents and may contact the Data Recipient directly for additional information. The review of the documents includes, but is not limited to, a review of the intended use of the Exchange Data and the entitlements.

Upon approval, CDS will notify both the Data Recipient and the Uncontrolled Data Distributor via fax or email. Once approved by CDS, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Data to the Data Recipient. **A new Data Recipient may not receive Exchange Data until and unless CDS has specifically approved the distribution of the requested Exchange Data product.** Please note that if an Uncontrolled Data Distributor provides Exchange Data to an unapproved Data Recipient or releases any Exchange Data prior to CDS' approval, the Uncontrolled Data Distributor is responsible for paying CDS any fees and other charges that would have been assessed such Data Recipient during the unauthorized time frame had the Data Recipient and release of Exchange Data to such Data Recipient been approved.

7 Uncontrolled Data Distributor Reporting

CDS requires all Uncontrolled Data Distributors of Exchange Data to submit reports, on a monthly basis, providing firm and Exchange Data details (as described below) for each Data Feed Subscriber receiving the Exchange Data. Each such report must include the following:

- Each Data Recipient's name, contact information, and billing address
- Address at which each Data Recipient receives the Exchange Data

- Exchange (BZX, BYX, EDGA, EDGX, Cboe FX US, Cboe FX London or product name if the Exchange Data is an aggregate of multiple Cboe Global Markets exchanges) and type of Exchange Data subscribed to by each Data Recipient
- The earliest date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (termination date)

Uncontrolled Data Distributors may report to CDS by entering details directly or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting).

Please contact *marketdata@cboe.com* if you have any questions about reporting requirements. If you are newly reporting to CDS, a user login will be created for you to access the system.

8 Controlled Data Distributor Requirements

Internal Controlled Data Distributors

Internal Controlled Data Distributors have the right to provide Exchange Data to employees of the Internal Controlled Data Distributor or any Affiliate thereof (*i.e.*, Internal Subscribers) identified on a Cboe Global Markets List of Affiliates submitted by the Internal Controlled Data Distributor to CDS.

Internal Controlled Data Distributors are not required to administer a Subscriber Agreement or equivalent with Internal Subscribers. Only a Data Agreement, List of Affiliates (if applicable) and Exchange Data Order Form and System Description completed by the Internal Controlled Data Distributor is required to be submitted to CDS.

External Controlled Data Distributors

External Controlled Data Distributors must administer a Subscriber Agreement **or equivalent** to each Data User, or External Subscriber, whether an individual or a firm (except for Trial Users as defined below). CDS will not administer this agreement or equivalent to an External Controlled Data Distributor's customers.

The Data Agreement specifies that External Controlled Data Distributors must administer Subscriber Agreements to all External Subscribers. If an External Controlled Data Distributor opts not to administer a Subscriber Agreement, then the External Controlled Data Distributor is required to indemnify CDS in the event of a claim by an External Subscriber or otherwise.

External Controlled Data Distributors have four options to administer the Subscriber Agreement **or equivalent**.

Administration Options for the Subscriber Agreement	
1. Data Recipient Indemnification	Data Recipient administers its own agreement to External Subscribers as an equivalent to the Subscriber Agreement. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
2. Incorporation by Reference	Data Recipient adds specific language into the Data Recipient's own agreement with the External Subscriber. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
3. Online Click-Through Subscriber Agreement	Data Recipient offers the agreement via the Internet. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
4. Hard Copy Subscriber Agreement	Data Recipient provides External Subscriber with a paper copy of the Subscriber

	Agreement. Data Recipient retains executed originals, but does **not** submit the agreement to CDS.

Option 1 – Data Recipient Indemnification

Section 11 of the Data Agreement permits External Controlled Data Distributors to choose to indemnify CDS in lieu of administering the Subscriber Agreement to each External Subscriber.

External Controlled Data Distributors that opt for indemnification are required to include certain basic protections and rights in their own legally enforceable customer agreements that ensure CDS is protected to the same extent as if the External Controlled Data Distributors had administered the Subscriber Agreement to each External Subscriber. An External Controlled Data Distributor may then provide the Exchange Data immediately after administering its own account agreement to the External Subscriber.

External Controlled Data Distributors that opt for indemnification must follow these guidelines:

1. Prior to distributing the Exchange Data, the External Controlled Data Distributor will have in place a legally valid and enforceable contract (a "Data Recipient Account Agreement") with the External Subscriber that (i) governs the accounts held by the External Subscriber with the External Controlled Data Distributor through which the External Subscriber is entitled to access the Exchange Data, including any limitations on the External Subscriber's right to redistribute the Exchange Data, and (ii) protects CDS and the CDS Indemnified Parties (as defined in the Data Agreement) to the same extent as if the External Controlled Data Distributor had presented and the External Subscriber had signed the Subscriber Agreement.
2. In terms of recordkeeping and retention, Data Recipient Account Agreements are subject to applicable Exchange requirements. In the event of a dispute with External Subscriber(s) relating to the Exchange Data, the External Controlled Data Distributor agrees to provide CDS with copies of the relevant Data Recipient Account Agreements.
3. External Controlled Data Distributor must indemnify CDS, all CDS Indemnified Parties and any third parties against any assertion of claims or losses relating to the Exchange Data made by an External Subscriber who receives the Exchange Data from the External Controlled Data Distributor (or any person relying upon the Exchange Data received by such External Subscriber) arising from External Controlled Data Distributor's election to distribute Exchange Data to such External Subscriber under a Data Recipient Account Agreement rather than under a Subscriber Agreement.

Option 2 – Incorporation by Reference

In lieu of administering the exact language of the Subscriber Agreement to each Subscriber, External Controlled Data Distributors may choose to add specific language protecting CDS to their own legally valid and enforceable customer contract (each a "Data Recipient Account Agreement") in addition to offering a copy of the Subscriber Agreement. Thus, by signing the Data Recipient Account Agreement, External Subscribers also assent to the standard Subscriber Agreement terms.

External Controlled Data Distributors that opt for "Incorporation by Reference" must follow these instructions:

1. Include the language below prominently on the signature page of the Data Recipient Account Agreement. Prior to including this language in the Data Recipient Account Agreement, in the blank provided, insert the term in the Data Recipient Account Agreement that references the person receiving the information (*i.e.*, customer, account holder, subscriber, member, etc.).

   By executing this Agreement, ______________________, (known as "Subscriber" in the Subscriber Agreement) agrees that:

   a. it has read and agrees to be bound by the Subscriber Agreement, a copy of which is attached hereto;

   b. the Data Recipient/Vendor (i) is not an agent of Cboe Data Services, LLC; (ii) is not authorized to add to or delete any terms of provisions from the Subscriber Agreement; and (iii) is not authorized to modify any provision of the Subscriber Agreement; and

c. **no provision has been added to or deleted from the Subscriber Agreement and that no modifications have been made to it. Both the Subscriber and the person executing on behalf of the Subscriber warrant that the Subscriber is legally able to undertake the obligations set forth in and the signatory is duly authorized to bind the Subscriber to the Subscriber Agreement.**

2. Provide each External Subscriber with a copy of the Subscriber Agreement.

Once the Data Recipient Account Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided a copy of the Subscriber Agreement, CDS considers the External Subscriber to be authorized to receive Exchange Data. Please note that CDS does **not** require External Controlled Data Distributors to submit copies of the executed Data Recipient Account Agreements to CDS.

Option 3 – Online Click-Through Version

External Controlled Data Distributors are permitted to offer an online click-through version of the Subscriber Agreement to each External Subscriber, but if a Subscriber Agreement is not administered properly, the External Controlled Data Distributor must indemnify CDS in the event of a claim.

To offer an online click-through version of the Subscriber Agreement to External Subscribers, copy the full text of the Subscriber Agreement and complete the necessary programming to ensure the External Subscriber can enter the following information:

- Firm Name
- Full Name of Person Authorized to Sign the Agreement
- Title of Person Authorized to Sign the Agreement
- Date of Authorization

The following language must be provided to the External Subscriber where the External Subscriber must agree to it by marking the applicable checkbox:

> "ACCEPTED AND AGREED: I, an authorized officer of the Subscriber to which the preceding terms and conditions refer, acknowledge that I have read the preceding terms and conditions of this Agreement, that I understand them, and that I hereby manifest my assent to, and my agreement to comply with, those terms and conditions by "clicking" on the following box."

Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.

Once these steps have been completed, CDS considers the External Subscriber to be authorized to receive Exchange Data.

Option 4 – Hard Copy Agreement

External Controlled Data Distributors are permitted to offer a hard copy/paper version of the Subscriber Agreement to each External Subscriber. CDS permits External Controlled Data Distributors to accept faxed and scanned copies of the agreement as legal documents.

External Controlled Data Distributors that opt for the hard copy version of the Subscriber Agreement should follow these instructions:

1. Copy the text of the Subscriber Agreement onto company letterhead.

2. Print the Subscriber Agreement on your organization's letterhead for your records.

Once the Subscriber Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided an executed copy of the Subscriber Agreement, CDS considers the External Subscriber to be authorized to receive Exchange Data.

Notice and Enforcement

Each External Controlled Data Distributor shall (i) enforce each of its External Subscriber's compliance with the terms of the Subscriber Agreement; (ii) provide CDS written notice of any violation thereof by an External Subscriber, immediately upon becoming aware of such violation; (iii) provide CDS notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide CDS any assistance as CDS may reasonably request in enforcing CDS' rights under any Subscriber Agreement; (v) upon CDS's request, cease providing any Exchange Data to any External Subscriber; and (vi) provide CDS written notice promptly upon becoming aware of any acts or omissions of any External Subscriber or other person, in addition to those otherwise required to be reported herein, which External Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of CDS in any Exchange Data or threaten the security or operations of any systems or other technology utilized by or on behalf of CDS or any Data Recipient to disseminate any Exchange Data.

Trial Usage

External Controlled Data Distributors are permitted to provide real-time Exchange Data to their Data Users through a trial or for demonstration purposes for a limited time. If an External Controlled Data Distributor desires to provide Exchange Data to any Data User on a trial basis, such External Controlled Data Distributor is not required to qualify Data Users through one of the methods identified above in the event the External Controlled Data Distributor (i) enters into the External Controlled Data Distributor Trial Addendum (the "**ECDD Trial Addendum**") and (ii) fully complies with each of the following requirements:

- No Data User shall be permitted to use Exchange Data pursuant to the ECDD Trial Addendum for a period of longer than thirty (30) days (the "**Trial Period**"). At the end of the Trial Period, the Data User that has participated in the trial must cease all use of the Exchange Data or be qualified (as of the effective date of termination of the Trial Period) through one of the methods identified above.
- Each Data User may participate in the trial only once for each Exchange Data product offered by CDS.
- The External Controlled Data Distributor must (i) continuously maintain a list of each Data User to which Exchange Data is provided under the ECDD Trial Addendum, together with the Data User's firm name and contact information, the specific Exchange Data product to which such Data User was or will be provided access, the date such Data User commenced or will commence receiving the Exchange Data, and the last date upon which the Data User received or will receive the Exchange Data pursuant to the ECDD Trial Addendum; and (ii) provide such documentation to CDS via *marketdata@cboe.com*, promptly upon CDS's request.

9 Controlled Data Distributor and Data Recipient Reporting

Display and Non-Display Usage Reporting

Distributors are required to report the number of devices used for Display Usage to CDS depending on the requirements for the specified data product as follows:

Product	Non-Display Usage Reporting Requirement	Internal Display Usage Reporting Requirement	External Display Usage Reporting Requirement
Cboe Equities Depth	Firm-level Reporting Required	Monthly Reporting Required	Monthly Reporting Required
Cboe Equities Top	No Reporting Required	No Reporting Required	Monthly Reporting Required
Cboe Equities Last Sale	No Reporting Required	No Reporting Required	Monthly Reporting Required
Cboe Equities Summary Depth	No Reporting Required	No Reporting Required	Monthly Reporting Required
Cboe One Feed	No Reporting Required	No Reporting Required	Monthly Reporting Required
Cboe ETF Implied Liquidity Feed	No Reporting Required	No Reporting Required	Monthly Reporting Required

Cboe BZX Options Depth	No Reporting Required	Monthly Reporting Required	Monthly Reporting Required
Cboe FX US Depth	No Reporting Required	No Reporting Required	Monthly Reporting Required
Cboe FX London Depth	No Reporting Required	No Reporting Required	Monthly Reporting Required

Display Usage Reporting

If a product shown above requires no reporting, Controlled Data Distributors do not have to report the Data Users receiving the controlled data or Data User display quantities. For products that require Display Usage Reporting, Controlled Data Distributors must count every Professional Data User and Non-Professional Data User to which they provide Exchange Data. Thus, the Controlled Data Distributor's count will include every Data User that accesses the Exchange Data, regardless of the purpose for which the Data User uses the Exchange Data. Controlled Data Distributors must report all Professional Data Users and Non-Professional Data Users in accordance with the following:

- In connection with a Controlled Data Distributor's distribution of Exchange Data, the Controlled Data Distributor should count as one Data User each unique Data User that the Controlled Data Distributor has entitled to have access to the Exchange Data. However, where a device is dedicated specifically to a single individual, the Controlled Data Distributor should count only the individual and need not count the device.

- The Controlled Data Distributor should identify and report each unique Data User. If a Data User uses the same unique method to gain access to the Exchange Data, the Controlled Data Distributor should count that as one Data User. However, if a unique Data User uses multiple methods to gain access to the Exchange Data (e.g., a single Data User has multiple passwords and user identifications), the Controlled Data Distributor should report all of those methods as one Data User.

- Controlled Data Distributors should report each unique individual person who receives access through multiple devices as one Data User so long as each device is dedicated specifically to that individual.

- If a Controlled Data Distributor entitles one or more individuals to use the same device, the Controlled Data Distributor should include only the individuals, and not the device, in the count.

Controlled Data Distributors must submit usage reports of real-time Exchange Data on a monthly basis using the Data Recipient Declaration system by entering details directly or via upload files in CSV format. TCB Data is available as an alternative if requested. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting). For Display Usage reporting, previous month quantities will be carried over on a month-to-month basis to aid in the reporting of Data Users and firms may submit revised reporting in order to correct errors in the reporting of total quantities or Data User categorization. Controlled Data Distributors may only submit revised reporting within 60 days of the date where usage activity occurred 30 calendar days after the reporting due date (i.e., June 14th for April reporting). Each report must include the following:

- Data User Firm name, contact information, and billing address

- Address at which Data User receives the Exchange Data

- Type of service

- The earliest date upon which a Data User receives the Exchange Data from the Controlled Data Distributor

- The last date upon which a Data User receives the Exchange Data from the Controlled Data Distributor (termination date)

- Number of Display Data Users

Controlled Data Distributors that distribute Exchange Data to Data Users that have obtained an Enterprise license are not required to report Data User quantities monthly, but are required to provide Data User quantities for each Data User every six months.

Non-Display Usage Reporting

Non-Display Usage does not include any use of Exchange Data that enables and results in the output of such Exchange Data solely in a display.

Non-Display Usage may include but is not limited to:

- Algorithmic/automated trading
- Order routing
- Surveillance
- Order management
- Risk management

For products that require firm-level reporting, Data Recipients will be required to promptly (i) provide CDS with written notice in the case that Exchange Data is or will be used for Non-Display Usage; and (ii) provide CDS with prior written notice when Exchange Data is discontinued for Non-Display Usage, as described in this section of the Market Data Policies.

Data Recipients operating a registered Automated Trading System (ATS), Electronic Communication Network (ECN) or National Securities Exchange trading platform will be required to promptly (i) provide CDS with written notice in the case that equity depth Exchange Data is or will be used within the trading platform (including any order routing system dedicated for use within the trading platform); and (ii) provide CDS with prior written notice when equity depth Exchange Data is discontinued for use within the trading platform or dedicated order router.

10 Service Facilitator

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Data Agreement to an authorized third party agent ("**Service Facilitator**"), which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with the Data Agreement; *provided, however*, that the Data Recipient shall be and will remain responsible for compliance by such Service Facilitators with all applicable terms and conditions of the Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Exchange Data. Service Facilitators may support one or more functions for the Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. The Data Recipient must, through a legally enforceable written agreement with each Service Facilitator:

- Ensure CDS is protected to the same extent as if the Service Facilitator were a party to the Data Agreement, including without limitation by permitting CDS to audit the Service Facilitator on the same terms as CDS is permitted to audit the Data Recipient under the Data Agreement.
- Ensure no terms of such agreement conflict with the terms of the Data Agreement.
- Ensure Exchange Data or controlled data distribution of Exchange Data to a Data Recipient may occur only after the Data Recipient is authorized by CDS, or Data Recipient is qualified through one of the Controlled Data Distributor qualification methods outlined above.
- Ensure the Data Recipient, and not the Service Facilitator, controls all entitlement of Exchange Data to the Data Recipient.

Notwithstanding the foregoing, the Service Facilitator must sign a Data Agreement and must fulfill all requirements of the Exchange if the Service Facilitator receives Exchange Data directly from CDS. Finally, if the Data Recipient uses any Service Facilitators, the Data Recipient must provide a list of all Service Facilitators to CDS on the Service Facilitator List.

11 Delayed Data

Once a period of time has passed since the dissemination of Exchange Data by CDS, Real-time Exchange Data will become Delayed Exchange Data. There are different requirements for the distribution of Delayed Exchange Data as compared to Real-time Exchange Data. The following definitions apply:

- **Delay Period** – The period of time that has passed since the dissemination of Exchange Data by CDS, which is currently 15 minutes.
- **Real-time Exchange Data** – Exchange Data distributed prior to the Delay Period.
- **Delayed Exchange Data** – Exchange Data distributed after the Delay Period.
- **End-of-Day Exchange Data** – Exchange Data distributed after the market has closed for the current trading day and after the Delay Period.
- **Historical Exchange Data** – Exchange Data distributed after the market has closed for the current trading day and after the Delay Period on a T+1 basis,

Controlled Data Distributors of Delayed Exchange Data are not required to qualify Data Users in respect of receipt of Delayed Exchange Data identified in the Controlled Data Requirements section of these Policies. Thus, Controlled Data Distributors of Delayed Data are not required to administer a Subscriber Agreement or equivalent with such Data Users. In addition, Uncontrolled Data Distributors of Delayed Exchange Data are not required to obtain a Data Agreement from Data Users receiving Delayed Exchange Data or report Data Users receiving Delayed Data. Each Delayed Data Distributor must obtain approval and describe, using the Exchange Data Order Form and System Description, its plan to distribute Delayed Data externally to any Data User that is not an Affiliate of the Data Recipient. Data Recipients of Delayed Exchange Data are not permitted to distribute the Delayed Exchange Data as an Uncontrolled Data Distributor. Additionally, each Delayed Data Distributor of End-of-Day or Historical ETF Implied Liquidity Exchange Data must obtain approval and describe, using the Exchange Data Order Form and System Description, its plan to distribute End-of-Day or Historical Exchange Data to any Data User that is not an Affiliate of the Data Recipient. Data Recipients of End-of-Day or Historical ETF Implied Liquidity Exchange Data are not permitted to distribute the End-of-Day or Historical ETF Implied Liquidity Exchange Data as an Uncontrolled or Controlled Data Distributor. The waiver of the qualification and agreement requirement by CDS does not limit the Controlled Data Distributor's or Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with CDS.

For Distributors providing Delayed Data, CDS requires that an appropriate delay message be provided to Subscribers for all displays of Exchange Data. The delay message must prominently appear on all displays containing Delayed Data, such as at or near the top of the page. In the case of a ticker, the delay message should be interspersed with the market data at least every 90 seconds. Examples of appropriate delay messages are as follows: "Data Delayed 15 minutes", "Data Delayed 24 hours", "Delayed Data", "Del-15", and "Data Delayed until Midnight CET".

12 Derived Data

"**Derived Data**" is pricing data or other data that (i) is created in whole or in part from Exchange Data and (ii) cannot be readily reverse-engineered to recreate Exchange Data or used to create other data that is a reasonable facsimile or substitute for Exchange Data. In addition, Derived Data that contains price data and is based upon a single security symbol or currency pair is generally fee liable at the underlying product rates. Exceptions to the type of fee liability may exist depending on the data feed used to create the Derived Data and the Derived Data being created. Please review the product fees, which will describe any applicable exceptions, or contact marketdata@cboe.com for more information. Data Recipients distributing Derived Data must use the Exchange Data Order Form and System Description to describe any Derived Data created using Exchange Data. Distributors of Derived Data are not required to report Data Users receiving Derived Data. Distribution of Derived Data does not require the Data User receiving Derived Data to sign a Data Agreement with CDS, but note, if a distributor opts not to administer a Subscriber Agreement, then the distributor is required to indemnify CDS in the event of a claim.

13 Fees

Fees for U.S. Exchange Data are displayed on the Website at:

http://markets.cboe.com/us/equities/membership/pricing/
http://markets.cboe.com/us/options/membership/fee_schedule/

If a Data Recipient is receiving identical Exchange Data from (i) multiple Uncontrolled Data Distributors or (ii) from one or more Uncontrolled Data Distributors and CDS, the Data Recipient will only be required to pay the distribution fee once to CDS – either the Internal Distribution Fee or the External Distribution Fee – depending on whether the Data Recipient is distributing the Exchange Data internally or externally. Notwithstanding the foregoing, if a Data Recipient is distributing the Cboe One Feed internally and externally, the Data Recipient will be required to pay both the Internal Distribution Fee and the External Distribution Fee.

Display and Non-Display Usage Fees

For Controlled Data Distributors, Display Usage fees, including Enterprise or Digital Media fees (if applicable), by Data Users will be collected by the Controlled Data Distributor and then remitted to CDS. For Controlled Data Distributors of equity depth Exchange Data, Display Usage fees will apply for all Data Users except those Data Users using equity depth Exchange Data solely for the purpose of software development, quality assurance testing, sales support relating to redistribution, or for technical monitoring of systems using equity depth Exchange Data and not in support of other commercial/business functions. Non-Display Usage fees will apply for Data Recipients that use equity depth Exchange Data within a registered ATS, ECN or National Securities Exchange. Additionally, Non-Display Usage fees will apply for all Data Recipients that use equity depth Exchange Data for Non-Display purposes. Certain Data Recipients that make use of a Bats approved Managed Non-Display Service Provider will be exempt from new Equity Depth Non-Display Usage Fees[2]. In order to qualify for the exemption, the Data Recipient must meet the following requirements:

- Any Data Recipient applications that utilize the Exchange Data must be hosted within the Managed Non-Display Service Provider's cage.
- The Data Recipient's access to Exchange Data is fully managed and controlled by the Managed Non-Display Service Provider, where no further redistribution of the Exchange Data internally or externally is permitted.
- The Data Recipient is supported solely by one Managed Non-Display Service Provider, is not hosted by multiple Managed Non-Display Service Providers, and does not have their own data center-hosted environment that also receives Exchange Data.

Historical Exchange Data Service

Data Recipients can subscribe to Cboe Historical Exchange Data on a T+1 basis. Up to three months of data is available via download from the Website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive per Exchange. A web login account is required to subscribe to Historical Data on the Website. For assistance, please visit http://www.bats.com/us/equities/market_data_products/ or contact Market Data Services at 212.378.8821 or *marketdata@cboe.com*.

Other Data Feeds

To request a subscription to the Cboe Equities Auction or Cboe BZX Options Auction Feed, please contact Cboe Market Data Services at 212.378.8821 or marketdata@cboe.com.

14 Audit

CDS has the right to conduct comprehensive audits of Data Recipients on a regular basis. The purpose of the audits is to ensure that Data Recipients that distribute Exchange Data are complying with the terms of their agreements with CDS. CDS will review Data Recipients to verify that they are in compliance with CDS' data requirements. Audits will cover a Data Recipient's market data infrastructure for three (3) years preceding the date of the audit. The Data Recipient's liability shall be limited to unpaid fees, together with interest, for underreporting, underpayment or other financial noncompliance that has occurred during the audit period, plus any costs and expenses as set forth in Section 10 of the Data Agreement, provided such underreporting, underpaying or other financial non-compliance is a result of a good faith error by Data Recipient.

Please refer to Section 10 of the Data Agreement for more details regarding CDS' audit right.

[2] Pending regulatory approval.